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July 20, 2018

VIA EDGAR AND OVERNIGHT MAIL

Ms. Sandra Hunter Berkheimer

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Real Estate Investment Trust, LLC Offering Statement on Form 1-A

Post-Qualification Amendment No. 7
Letter dated July 18, 2018
File No. 024-10492

Dear Ms. Berkheimer:

This letter is submitted on behalf of Fundrise Real Estate Investment Trust, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 18, 2018 (the “Comment Letter”) with respect to Post Qualification Amendment No. 7 to the Company’s Offering Statement on Form 1-A (File No. 024-10492) filed with the Commission on June 4, 2018, relating to the Company’s offering of up to $15,113,931 in common shares (the “Offering Statement”).

Attached as Exhibit A is a draft response letter (including Exhibit 1 to the draft response letter which shows the proposed revisions to Amendment No. 7 to the Offering Statement in bold underlined font (for added text) and strikethrough font (for deleted text) in response to the Staff’s Comment Letter. Once the Company receives further comments or sign-off from the Staff in connection with these proposed revisions, the Company will file an amended Offering Statement.

* * * * *

Ms. Sandra Hunter Berkheimer

Division of Corporation Finance

July 20, 2018

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger
Mark Schonberger

Ms. Sandra Hunter Berkheimer

Division of Corporation Finance

July 20, 2018

Exhibit A

Ms. Sandra Hunter Berkheimer

Division of Corporation Finance

July 20, 2018

July [__], 2018

VIA EDGAR AND OVERNIGHT MAIL

Ms. Sandra Hunter Berkheimer

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Real Estate Investment Trust, LLC Offering Statement on Form 1-A

Post-Qualification Amendment No. 7
Letter dated July 18, 2018
File No. 024-10492

Dear Ms. Berkheimer:

This letter is submitted on behalf of Fundrise Real Estate Investment Trust, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 18, 2018 (the “Comment Letter”) with respect to Post-Qualification Amendment No. 7 to the Company’s Offering Statement on Form 1-A (File No. 024-10492) filed with the Commission on June 4, 2018, relating to the Company’s offering of up to $15,113,931 in common shares (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Filing. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Filing.

Ms. Sandra Hunter Berkheimer

Division of Corporation Finance

July 20, 2018

Please note that the revised language discussed below has been reflected in the Amended Filing in both the “Risk Factor” section referenced in the Staff’s comments as well as the “How to Subscribe” section and the Subscription Agreement where the applicable concepts appear.

General

1.

We note that subscribers in the offering will waive their right to a trial by jury in any litigation relating to the subscription agreement, the notes, or any other agreements related thereto. Please confirm that state law permits such a provision or provide a discussion addressing any questions to its enforceability, and revise to include a risk factor discussing the impact of the provision on shareholders. Please also revise your disclosure to discuss the applicability of the provision to claims made under the federal securities laws. To the extent the provision does not apply to such claims, please revise to affirmatively state that, by agreeing to the provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. Lastly, please clarify whether the jury trial waiver applies equally to primary and secondary purchasers. If not, please include a risk factor discussing the risks and impact on shareholders, and include disclosure explaining how the provision would be implemented and tracked.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised its disclosure (i) to note that, based on discussions with and research performed by the Company’s counsel, the Company has no reason to believe that the jury waiver provision is not enforceable under state law, and (ii) to provide risk factor disclosure discussing the impact that jury waiver provisions may have on shareholders.

In addition, the Company has revised its disclosure to confirm that the jury waiver provision applies to claims made under the federal securities laws, and has included disclosure that by agreeing to the jury waiver provision, investors will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder.

Finally, the Company has revised its disclosure to clarify that the jury waiver provision applies only to primary purchasers of shares. The Company or its transfer agent will maintain a list of such primary purchasers of shares, and will apply the jury waiver provision only to those shareholders.

Attached hereto as Exhibit 1 are the pages from the Offering Ciscular that will be revised in accordance with the forgoing. The blackline shows the changes from the disclosure in Amendment No. 7 to the Offering Statement in bold underlined font (for added text) and strikethrough font (for deleted text)

* * * * *

Ms. Sandra Hunter Berkheimer

Division of Corporation Finance

July 20, 2018

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

Mark Schonberger

cc:	Via E-mail

Benjamin S. Miller, Chief Executive Officer

Bjorn J. Hall, General Counsel and Secretary

Rise Companies Corp.

Matthew Schoenfeld, Esq.

Goodwin Procter LLP

Ms. Sandra Hunter Berkheimer

Division of Corporation Finance

July 20, 2018

Exhibit 1

Ms. Sandra Hunter Berkheimer

Division of Corporation Finance

July 20, 2018

Revisions to Page 53 of Amendment No. 7 to the Offering Statement - Risk Factors

By purchasing shares in this offering, you are bound by the ~~dispute resolution~~jury trial waiver provisions contained in our subscription agreement,  which ~~limits~~waives your ~~ability to bring class action lawsuits or seek remedy on a class basis~~right to seek a jury trial, including with respect to securities law claims.

By purchasing shares in this offering, investors agree to be bound by the ~~dispute resolution provisions~~jury trial waiver provision contained in our subscription agreement~~. Such provisions apply to any~~  (the “Waiver Provision”). The Waiver Provision applies to claims under the U.S. federal securities laws and to all claims ~~or disputes that may be made regarding, relating or arising out of~~that are related to the Company, including with respect to this offering, our holdings, the common shares, our ongoing operations and the management of our investments, among other ~~things, and limits the ability of investors to bring class action lawsuits or similarly seek remedy on a class basis~~matters.

~~By agreeing to be subject to the dispute resolution provisions contained in our subscription agreement, you are severely limiting your rights to seek redress against us in court because you will not be able to utilize a class action, which may discourage attorneys from agreeing to represent investors wishing to pursue a claim against us because they would have to bring individual actions rather than having the opportunity to seek a judgment on behalf of a class of investors, which significantly increases the cost of seeking redress.~~

~~Furthermore, in the event you initiate or assert a claim against us, and you do not, in a judgment on the merits, substantially achieve, in substance and amount, the full remedy sought, you will be obligated to reimburse us for all fees, costs and expenses (including all reasonable attorneys’ fees, the costs of investigating a claim and other litigation expenses) that we may incur in connection with such claim.~~

~~In addition to prohibiting class action lawsuits, our subscription agreement also requires that any lawsuit must be conducted in specified courts in Virginia even though a court in another jurisdiction might be viewed as more favorable and convenient to investors, and in subscribing, you are waiving your rights to challenge such forum for any reason. Furthermore~~Under the Waiver Provision, investors and we are waiving our right to have such lawsuits heard by a jury. Rather, all such lawsuits must be decided by a judge, which does not give the investor the choice of having the case heard by a jury that may potentially be more sympathetic to an individual investor.

~~These dispute resolution provisions apply in any litigation relating to our subscription agreement, our common shares or the Company, including claims under the U.S. federal securities laws.~~

The Waiver Provision applies to investors in this offering, but does not apply to secondary purchasers of our shares. We or our transfer agent will maintain a list of all shareholders who have purchased our shares in this offering and will apply the Waiver Provision only to those shareholders.

~~While we have no reason to~~Based on discussions with and research performed by our counsel, we believe that the ~~dispute resolution provisions are not~~Waiver Provision is enforceable under federal law, the laws of the State of Delaware, the laws of the District of Columbia, or under any other applicable laws or regulations~~,~~; however, the issue of enforceability is not free from doubt and to the extent that ~~one or more of~~ the ~~provisions~~Waiver Provision in our subscription agreement ~~requiring you to waive certain rights~~ were to be found by a court to be unenforceable, ~~the Company~~we would abide by such decision.

~~By agreeing to be subject to the dispute resolution provisions contained in our subscription agreement, investors will not be deemed to waive the Company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.~~

BY AGREEING TO BE SUBJECT TO THE WAIVER PROVISION, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

Ms. Sandra Hunter Berkheimer

Division of Corporation Finance

July 20, 2018

Revisions to Page 181 of Amendment No. 7 to the Offering Statement_– How to Subscribe – Dispute Resolution Provisions/Waiver of Right to Class Action

~~Dispute Resolution Provisions/Waiver of Right to Class Actions~~

Jury Waiver Provision

By purchasing shares in this offering, investors agree to be ~~conclusively~~ bound by the ~~dispute resolution provisions~~jury trial waiver provision contained in our subscription agreement~~. Such provisions apply to any~~  (the “Waiver Provision”). The Waiver Provision applies to claims under the U.S. federal securities laws and to all claims ~~or disputes that may be made regarding, relating or arising out of~~that are related to the Company, including with respect to this offering, our holdings, the common shares, our ongoing operations and the management of our investments, among other ~~things, and limits the ability of investors to bring class action lawsuits or similarly seek remedy on a class basis~~matters.

~~By agreeing to be subject to the dispute resolution provisions contained in our subscription agreement, you are severely limiting your rights to seek redress against us in court because you will not be able to utilize a class action, which may discourage attorneys from agreeing to represent investors wishing to pursue a claim against us because they would have to bring individual actions rather than having the opportunity to seek a judgment on behalf of a class of investors, which significantly increases the cost of seeking redress.~~

~~Furthermore, in the event you initiate or assert a claim against us, and you do not, in a judgment on the merits, substantially achieve, in substance and amount, the full remedy sought, you will be obligated to reimburse us for all fees, costs and expenses (including all reasonable attorneys’ fees, the costs of investigating a claim and other litigation expenses) that we may incur in connection with such claim.~~

~~In addition to prohibiting class action lawsuits, our subscription agreement also requires that any lawsuit must be conducted in specified courts in Virginia even though a court in another jurisdiction might be viewed as more favorable and convenient to investors, and in subscribing, you are waiving your rights to challenge such forum for any reason. Furthermore~~Under the Waiver Provision, investors and we are waiving our right to have such lawsuits heard by a jury. Rather, all such lawsuits must be decided by a judge, which ~~prevents an~~does not give the investor ~~from making~~ the choice of having the case heard by a jury that may potentially be more sympathetic to an individual investor.

~~These dispute resolution provisions apply in any litigation relating to our subscription agreement, our common shares or the Company, including claims under the U.S. federal securities laws.~~

The Waiver Provision applies to investors in this offering, but does not apply to secondary purchasers of our shares. We or our transfer agent will maintain a list of all shareholders who have purchased our shares in this offering and will apply the Waiver Provision only to those shareholders.

~~Before purchasing shares, potential investors must acknowledge, understand, and agree that: (a) they are waiving their right to bring their claim as a class action; (b) all parties, including the investors and the Company, are waiving their right to a jury trial; and (c) all parties are agreeing that the only courts in which their lawsuit may be heard are in Virginia and must be brought in the federal district court for the Eastern District of Virginia, unless there is no applicable federal jurisdiction in which case the lawsuit must be brought in the Circuit Court for Fairfax County, Virginia.~~

Based on discussions with and research performed by our counsel, we believe that the Waiver Provision is enforceable under federal law, the laws of the State of Delaware, the laws of the District of Columbia, or under any other applicable laws or regulations; however, the issue of enforceability is not free from doubt and to the extent that the Waiver Provision in our subscription agreement were to be found by a court to be unenforceable, we would abide by such decision.

Ms. Sandra Hunter Berkheimer

Division of Corporation Finance

July 20, 2018

~~APPENDIX A~~

BY AGREEING TO BE SUBJECT TO THE WAIVER PROVISION, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

Ms. Sandra Hunter Berkheimer

Division of Corporation Finance

July 20, 2018

Revisions to Page A-1 of Amendment No. 6 to the Offering Statement_- Appendix A – Form of Subscription Agreement

NOTICE REGARDING ~~DISPUTE RESOLUTION PROVISIONS~~AGREEMENT TO WAIVE JURY TRIAL

~~THIS SUBSCRIPTION AGREEMENT REQUIRES THAT~~ ALL INVESTORS ~~AGREE TO CONCLUSIVELY WAIVE ANY RIGHTS TO (I) HAVE THEIR DISPUTE BROUGHT AS A CLASS ACTION; (II) HAVE THEIR CASE HEARD BY A JURY OR (III) BRING THEIR LAWSUIT IN ANY JURISDICTION OTHER THAN IN THE STATE OF VIRGINIA WHERE IT MUST BE HEARD BY A FEDERAL COURT UNLESS FEDERAL JURISDICTION IS NOT AVAILABLE. IN ADDITION, IF AN INVESTOR BRINGS A CLAIM AND IS NOT THE PREVAILING PARTY, THE INVESTOR WILL BE OBLIGATED TO REIMBURSE THE COMPANY FOR ITS COSTS IN DEFENDING AGAINST THE CLAIM.~~

ARE REQUIRED TO WAIVE THEIR RIGHT TO A JURY TRIAL ( THE “WAIVER PROVISION”) WITH RESPECT TO ANY DISPUTE ARISING OUT OF THEIR INVESTMENT IN THE COMPANY. THE WAIVER PROVISION APPLIES

~~THESE DISPUTE RESOLUTION PROVISIONS APPLY~~ IN ANY LITIGATION RELATING TO THIS SUBSCRIPTION AGREEMENT, THE COMMON SHARES, THE OFFERING OR THE COMPANY, INCLUDING CLAIMS UNDER THE U.S. FEDERAL SECURITIES LAWS.

BY AGREEING TO BE SUBJECT TO THE ~~DISPUTE RESOLUTION PROVISIONS~~WAIVER PROVISION CONTAINED IN OUR SUBSCRIPTION AGREEMENT, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

Ms. Sandra Hunter Berkheimer

Division of Corporation Finance

July 20, 2018

Revisions to Page A-14 of Amendment No. 7 to the Offering Statement_- Appendix A – Form of Subscription Agreement

~~13.       Waiver of Right to Bring Class Action.THE SUBSCRIBER (I) ACKNOWLEDGES, UNDERSTANDS, AND AGREES THAT NO SUIT, LEGAL ACTION OR PROCEEDING SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS (INCLUDING AS PRIVATE ATTORNEY GENERAL ON BEHALF OF OTHERS), AND (II), CONCLUSIVELY WAIVES THE SUBSCRIBER’S RIGHT TO PROCEED ON SUCH BASIS, EVEN IF THE CLAIM OR CLAIMS THAT ARE THE SUBJECT OF THE SUIT, LEGAL ACTION OR PROCEEDING HAD PREVIOUSLY BEEN ASSERTED (OR COULD HAVE BEEN ASSERTED) IN A COURT AS CLASS REPRESENTATIVE, OR COLLECTIVE ACTIONS IN A COURT.~~

17.        No Waiver of Company Compliance. By agreeing to be subject to the ~~dispute resolution provisions~~ jury waiver provision contained in Section 13 of our subscription agreement, investors will not be deemed to waive the Company’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.